

Mail Stop 3561

January 13, 2009

Mr. Charles Seven
President and Chief Executive Officer
TransWorld Benefits International, Inc.
4675 MacArthur Court, Suite 550
Newport Beach, California 92660

> **Re: TransWorld Benefits International, Inc.**
> **Item 4.01 8-K/A Filed January 12, 2009**
> **File No. 000-32673**

Dear Mr. Seven:

We have reviewed your response and amended filing dated January 12, 2009 and have the following comments. Please amend your filing and provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 on Form 8-K Filed January 12, 2009

1. We reviewed your response to comment one in our letter dated January 2, 2009 and the revisions to your disclosure. Please note that the <u>interim period</u> referred to in paragraph (a)(1)(iv) of Item 304 of Regulation S-K is the period from the end of the most recent year to the date preceding the dismissal, which appears to be June 30, 2007 through December 24, 2008. Please revise your disclosure regarding the period during which there were no disagreements with De Leon & Company P.A. to refer to the two most recent years and this subsequent interim period.

2. We reviewed your response to comment two in our letter dated January 2, 2009 and the revisions to your disclosure. Please note that the <u>interim period</u> referred to in paragraph (a)(2) of Item 304 of Regulation S-K is the period from the end of the most recent year to the date preceding the engagement, which appears to be June 30, 2007 through December 24, 2008. Please revise your disclosure regarding the period during which there was no consultation with Rose, Snyder & Jacobs Corporation to refer to the two most recent years and this subsequent interim period.

3.   Please note that you are obligated to file an updated letter from De Leon & Company P.A. stating whether the firm agrees with the statements made in the amended filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant